UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87678E107
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87678E107

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 2,548,019	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 2,548,019	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,548,019		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]		
14	TYPE OF REPORTING PERSON OO		

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1   The percentages used herein are calculated based upon 30,875,050 shares of common stock outstanding as of December 6, 2023, as disclosed in the Issuer's definitive proxy statement (the "Proxy Statement") filed on Form DEFC14A with the Securities and Exchange Commission on January 5, 2024.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 2,709,608[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 2,709,608[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,709,608		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]		
14	TYPE OF REPORTING PERSON IN		

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1 Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse and (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2 The percentages used herein are calculated based upon 30,875,050 shares of common stock outstanding as of December 6, 2023, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 627,637[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 627,637[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 627,637[1]		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[2]		
14	TYPE OF REPORTING PERSON IN		

1   Consisting of 627,637 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.

2   The percentages used herein are calculated based upon 30,875,050 shares of common stock outstanding as of December 6, 2023, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ian McCarthy		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on December 21, 2021, as amended by the Amendment No. 1 filed on December 30, 2021, Amendment No. 2 filed on January 7, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on November 21, 2022, Amendment No. 6 filed on September 14, 2022, Amendment No. 7 filed on December 5, 2023, and Amendment No. 8 filed on December 19, 2023 (collectively, the "Schedule 13D"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On January 9, 2024, Ocean Capital, Mr. Hawk, and the 2024 Nominees (collectively with Ocean Capital and Mr. Hawk, the "2024 Participants") filed their definitive proxy statement and accompanying **BLUE** proxy card with the SEC in connection with the solicitation of proxies for the 2024 Annual Meeting, which is scheduled to be held on January 16, 2024. At the 2024 Annual Meeting, the 2024 Participants will seek stockholder approval of Ocean Capital's proposals (i) to elect each of the 2024 Nominees to serve as a Class I director on the Board, until his or her term expires at the Issuer's 2027 annual meeting of stockholders or until his or her successor is duly elected and qualified, (ii) to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to December 30, 2021, the date of Ocean Capital's nomination notice to the Issuer with respect to the 2022 Annual Meeting, (iii) to amend the Bylaws to lower the quorum threshold for stockholder meetings from one-half to one-third of the outstanding shares entitled to vote, (iv) to amend the Bylaws to clarify that the power to adjourn stockholder meetings belongs exclusively to stockholders, (v) to amend the Bylaws to add a supermajority voting standard for all future amendments of that section, and (vi) to terminate the Investment Advisory Agreement, pursuant to Section 11 of the Investment Advisory Agreement and the right of stockholders to terminate the Investment Advisory Agreement as embodied in Section 15(a)(3) of the 1940 Act and as required to be included in such agreements, within sixty days.

Details of the proposals, including information about the 2024 Nominees, can be found in the 2024 Participants' definitive proxy statement, which is available at no charge on the SEC's website at http://www.sec.gov. The foregoing description of Ocean Capital's proposals for the 2024 Annual Meeting is qualified in its entirety by the description of each proposal in Ocean Capital's definitive proxy statement filed on January 9, 2024, as may be amended or supplemented from time to time.

The 2024 Participants are asking shareholders to vote on their **BLUE** proxy card "**FOR**" the 2024 Nominees and "**FOR**" each of Ocean Capital's proposals.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2024


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Roxana Cruz-Rivera
Roxana Cruz-Rivera

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy
